UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES
EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Explanatory Note

As previously announced, on April 2, 2025, Psyence Australia Pty Ltd, a wholly-owned subsidiary of Psyence Biomedical Ltd. (the “Company” or “Psyence”), entered into a binding letter of intent (the “LOI”) with Southern Star Research Pty Ltd (“Southern Star Research”), a full-service Australian contract research organization (CRO), in connection with the Company’s Phase IIb clinical trial evaluating its in-licensed botanical psilocybin drug candidate, PEX010, for the treatment of adjustment disorder in cancer patients (the “Trial”). On May 21, 2025, Psyence Australia Pty Ltd., a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Southern Star Research. Under the MSA, Southern Star Research will serve as the Company’s CRO for its Phase IIb clinical trial of PEX010 (psilocybin) in patients diagnosed with cancer who are experiencing adjustment disorder.

Pursuant to the MSA, Southern Star Research will provide comprehensive CRO services for the registrational Phase IIb study, including:

•	Trial Management & Oversight: Clinical monitoring, site initiation, site management and close-out activities.

•	Project Management: Development and maintenance of a detailed project plan, coordination of cross-functional teams and regular status reporting to Company senior management.

•	Data Management & Biostatistics: Design, build and maintenance of the electronic data capture (EDC) system; data cleaning, database lock and generation of interim and final statistical reports.

•	Regulatory & Ethics Support: Preparation of submissions to the Therapeutic Goods Administration (TGA) in Australia and local ethics committees; management of regulatory correspondence and amendments.

•	Pharmacovigilance & Safety Oversight: Collection, processing and reporting of adverse events, serious adverse events and safety follow-up as required under applicable regulations.

•	Patient Recruitment & Retention: Assistance with site selection, patient screening strategy and patient retention programs to ensure timely enrollment of the target 87 participants in the double-blind, placebo-controlled study.

•	Transitional Handover: Coordination with the Company’s prior CRO (iNGENū CRO Pty Ltd.) to facilitate a seamless transition of all clinical deliverables, data, documentation and site-related activities.

The Company will pay Southern Star Research aggregate fees in accordance with the MSA Exhibit A to the MSA. Fees are structured as follows:

•	Payments: Payment terms consist of an upfront deposit, being a percentage of the total project costs, as well as monthly invoices in accordance with services delivered per the work order..

•	Expense Reimbursements: In addition to monthly invoices, Southern Star Research will be reimbursed for all reasonable out-of-pocket costs incurred in performing the services.

The MSA includes mutual representations and warranties customary for CRO engagements.

The foregoing description of the MSA does not purport to be complete and is qualified in its entirety by, and is subject to, the full text of the MSA, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

On May 27, 2025, the Company issued a Press Release relating to the MSA with Southern Star Research, a copy of which is attached hereto as Exhibit 99.2.

Cautionary Note on Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the handover and progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be favorable, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of the Company to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of the Company due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the Company’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibit 99.1, but excluding Exhibit 99.2 (Press Release), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285542), and any prospectuses or prospectus supplements filed pursuant thereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Master Services Agreement between Psyence Australia Pty Ltd and Southern Star Research Pty Ltd, dated May 17*^
99.2	Press Release.

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

^	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2025

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director

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